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                                                                    Exhibit 99.2



            PEDIATRIC SERVICES OF AMERICA, INC. ANNOUNCES REPURCHASE
                        OF AN ADDITIONAL $10 MILLION OF
                   ITS 10% SENIOR SUBORDINATED NOTES DUE 2008

     Norcross, GA . . . . January 31, 2001 . . . . Pediatric Services of
America, Inc. (OTCBB: PSAI) announced today that it has repurchased an additional $10,000,000 of its10% Senior Subordinated Notes due 2008 (the "Notes"). The Notes were purchased in a private transaction for $7,075,000 cash, plus accrued interest. As a result, the Company anticipates that it will recognize a pre-tax extraordinary gain of approximately $2,654,000, net of the write-off of the related deferred financing fees, in the quarter ending March 31, 2001. The aggregate principal amount of the Notes outstanding has been reduced from $45,425,000 to $35,425,000.

PSAI provides comprehensive pediatric home health care services through a network of 100 branch offices in 22 states.

NOTE: This release includes statements that constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements made in this release involve a number of risks and uncertainties, including, but not limited to changes in government regulation and health care reforms, ability to execute the Company's strategic programs, ability to improve accounts receivable collections, changing economic and market conditions and other risk factors detailed in the Company's Securities and Exchange Commission filings.

                       FOR FURTHER INFORMATION CONTACT:
                      Pediatric Services of America, Inc.
 Joseph D. Sansone, President/CEO or James M. McNeill, Chief Financial Officer
                                 770-441-1580

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